May 5, 2006

Mr. Michael B. Richings
President and Chief Executive Officer
Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, Colorado 80127

Re:	Vista Gold Corporation
		Registration Statement on Form S-3
      Filed April 4, 2006
	File No. 333-132975

	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed March 31, 2006
	File No. 01-9025

Dear Mr. Richings:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the following engineering comments are in addition to the ones included in our letter dated May 4, 2006.
You
may address all of the comments in one response letter.



Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Properties, page 17

2. Ensure that your mineral properties are discussed in your narrative in the order of their importance to you.
3. We note that you disclosed that estimates of mineral reserves you
provide in this filing were developed using the requirements of Canada`s National Instrument 43-101, which is allowed in Instruction
3 to Paragraph (b)(5) of Industry Guide 7.  However, you will still
be required to disclose your reserve estimates according to Guide
7
definitions. As needed, provide a comparative table and reconciliation narrative explaining any differences between the estimates using Commission definitions and the National Instrument 43-101 definitions.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Roger Baer, Mining Engineer, at (202) 551-
3705
with any questions regarding engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director


cc:  	J. Wynn
	T. Richter
	R. Baer

      via facsimile
      Susan K. Shapiro, Esq.
      Burns & Levinson, LLP
      (617) 854-4040
Mr. Michael B. Richings
Vista Gold Corporation
May 5, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010